SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                            (Name of Subject Company)

                    Capital Realty Investors Ltd Partnership

                   A District of Columbia limited partnership

                               at $75 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

         Transaction Valuation*                          Amount of Filing Fee
                $185,625                                        $37.13
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*        For purposes of calculating the filing fee only. This calculation assumes the purchase of 2,475 Units at a purchase price of $75 per Unit in the Partnership.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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         Amount Previously Paid:    $37.13         Filing Party: Equity Resource
                                                                 Lexington Fund

         Form of Registration No.:  Schedule TO/T  Date Filed:   May 9, 2002
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

                                 AMENDMENT NO. 1

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 9, 2002 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 2,475 units (the "Units") of limited partnership interests in Capital Realty Investors Ltd Partnership, a District of Columbia limited partnership (the "Partnership"), at $75 for each Unit, net to the seller in cash, without interest, less the $100 transfer fee charged by the general partner of the Partnership (per transaction, not per unit) and less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after May 9, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.


COVER PAGE AND ITEM 4

     Cover Page and Item 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

                  Cover Page

         The cover page of the offer to purchase has been amended to include the following:

          "The Purchaser recently conducted an offer to purchase units in the Partnership at the same price that it is currently offering to purchase units. That offer was conducted on September 20, 2001. The Purchaser is involved in the business of acquiring units in limited partnerships and may conduct future offers for units in the Partnership at prices that may or may not be equal to the current offer price. [See "THE OFFER-Section 8-Future Plans"]"

                  Item 4--Terms of the Transaction

         The Offer

         The second paragraph of "The Offer-The Introduction-Purpose of the Offer" is amended in its entirety to read as following:

         "The Offer is not conditioned upon the valid tender of any minimum number of the Units. If more than 2,475 Units are tendered and not withdrawn, the Purchaser will accept up to 2,475 of the tendered Units on a pro rata basis, subject to the terms and conditions described in this Offer to Purchase. See "THE OFFER-Section 15--Certain Conditions of the Offer. The Purchaser expressly reserves the right, in its sole discretion and for any reason, to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to do so."

         The Offer-Risk Factors is amended to include the following:

         "The Purchaser has not engaged a depository to hold tendered units until payment.

         A depository is an independent agent who holds tendered units until payment. The Purchaser has not engaged a depository for the Offer and the transfer of units will not be dependent on a depository's determination that payment has been made."

         The first paragraph of Section 8 Future Plans is amended in its entirety to read as follows:

         "Future Plans of the Purchaser. The Purchaser is acquiring the Units pursuant to the Offer for investment purposes. The Purchaser and its affiliates may acquire additional Units through private purchases, one or more future tender offers, or by any other means deemed advisable. The Purchaser does not currently have any plan or purpose (either formal of informal) of acquiring limited partnership units in a series of successive and periodic offers in order to acquire units over time at the lowest possible price at which unit holders are willing to sell. The Purchaser is, however, involved in the business of acquiring units in limited partnerships and may conduct future offers for units in the Partnership. Though the Purchaser does not currently have a time frame or plan in place for future offers, it believes the best time to conduct offers are generally at the end of the year and shortly after tax season. This belief is based on the fact that one of the primary factors in a limited partners decision concerning the offer is the elimination of ongoing tax consequences and filing requirements. If the Purchaser does conduct future offers, it will determine pricing for those offers based on its valuation of the Partnership at the time of offer."

                                    SIGNATURE


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

May 24, 2002               Equity Resource Lexington Fund Limited Partnership,
                                   a Massachusetts limited partnership

                                   By: /s/ Eggert Dagbjartsson
                                           -------------------------------------
                                             Eggert Dagbjartsson
                                             General Partner

                                   Equity Resources Group, Inc.
                                   a Massachusetts Corporation

                                   By: /s/ Eggert Dagbjartsson
                                       ----------------------------------------
                                             Eggert Dagbjartsson
                                             Executive Vice President

                                   Eggert Dagbjartsson

                                   By: /s/  Eggert Dagbjartsson
                                       -----------------------------------------
                                            Eggert Dagbjartsson

                                  EXHIBIT INDEX

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Exhibit No.                              Description
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(a)(1) -                Offer to Purchase, dated May 9, 2002*
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(a)(2) -                Transmittal letter, dated May 9, 2002*
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(a)(3) -                Agreement of Sale and Assignment*
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(a)(4)                  Summary Advertisement*
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(b) -                   Not applicable.
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(c) -                   Not applicable.
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(d) -                   Not applicable.
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(e) -                   Not applicable.
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(f) -                   Not applicable.
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(g)                     Not applicable
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(h)                     Not applicable.
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* Previously filed